

$40,000
$30,000
$20,000
$10,000
$0
9/30/93
9/94
9/95
9/96
9/97
9/98
9/99
9/00
9/01
9/02
9/03
CSIF Balanced Portfolio (A) - $16,568
Lehman Aggregate Bond Index TR - $19,526
Lehman U.S. Credit Index - $20,330
Russell 1000 Index TR - $25,730
Lipper Balanced Funds Avg - $20,484


$30,000
$20,000
$10,000
$0
9/30/93
9/94
9/95
9/96
9/97
9/98
9/99
9/00
9/01
9/02
9/03
CSIF Bond Portfolio (A) - $17,591
Lehman Aggregate Bond Index TR - $19,526
Lehman U.S. Credit Index - $20,330
Lipper Corporate Debt Funds A Rated Avg - $17,748


$40,000
$30,000
$20,000
$10,000
$0
9/30/93
9/94
9/95
9/96
9/97
9/98
9/99
9/00
9/01
9/02
9/03
CSIF Equity Portfolio (A) - $22,014
S&P 500 Monthly Reinvest - $26,043
Lipper Multi-Cap Core Funds Avg - $24,218


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
4/30/98
9/30/98
9/99
9/00
9/01
9/02
9/03
CSIF Enhanced Equity Portfolio (A) - $9,830
CSIF Enhanced Equity Portfolio (B) - $9,712
CSIF Enhanced Equity Portfolio (I) - $10,405
Russell 1000 Index TR - $9,813
Lipper Large-Cap Core Funds Avg - $8,918